Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 April 10, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7259
             60/40 Strategic Allocation Port. 2Q '18 - Term 7/16/19
             75/25 Strategic Allocation Port. 2Q '18 - Term 7/16/19
                                 (the "Trusts")
                      CIK No. 1725191 File No. 333-223338
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Dear Mr. Buda:

      We received your comment regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comment 1. Please consider whether additional risk disclosure is necessary regarding the industries in which the Trusts are principally investing.

      Response: The Trusts are not concentrated in securities of companies of a particular industry. Accordingly, no changes have been made to the prospectus in connection with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           _____________________
                                                               Daniel J. Fallon